March 16, 2016

VIA EDGAR AND FACSIMILE

Ms. Shannon Sobotka
Staff Accountant Office of Real Estate & Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    INTL FCStone Inc.
Form 10-K for the year ended September 30, 2015
Filed December 9, 2015
File No. 001-36045
Dear Ms. Sobotka:
By letter dated March 8, 2016 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended September 30, 2015 of INTL FCStone Inc. (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.
We note that trading gains, net increased approximately $84 million compared to prior year and that $34 million of the increase relates to the Commercial Hedging and Clearing and Execution Services segments. Please describe to us the additional components in this line item and the reason for the fluctuations in the line item.

Company Response:
As background (and summarized from Note 1 of the Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended September 30, 2015),
Trading gains, net includes brokerage fees and margins generated from OTC derivative trades executed with customers and other counterparties and are recognized when trades are executed. Trading gains, net also include activities where the Company acts as principal in the purchase and sale of individual securities, currencies, commodities or derivative instruments with customers. These transactions may be offset simultaneously with another customer or counterparty, offset with similar but not identical positions on an exchange, made from inventory, or may be aggregated with other purchases to provide liquidity intraday, for a number of days, or in some cases even longer periods (during which fair value may fluctuate). In addition, trading gains, net includes activities from the Company’s operations of a proprietary foreign exchange desk which arbitrages the futures and cash markets. Net dealer inventory and investment gains are recognized on a trade-date basis and include realized gains or losses and changes in unrealized gains or losses on investments at fair value. Dividend income and dividend expense, on short equity positions, are recognized net, in ‘trading gains, net’ on the ex-dividend date.
Overall trading gains, net increased $84.1 million to $328.6 million in fiscal 2015 compared to $244.5 million in fiscal 2014. The increase in trading gains, net by reporting segment consists of an increase of $28.0 million in Commercial Hedging, an increase of $21.4 million in Global Payments, an increase of $23.3 million in Securities, a decrease of $2.6 million in Physical Commodities, an increase of $7.4 million in Clearing and Execution Services ("CES") and an increase of $6.6 million in Corporate unallocated.
Comment 1 of the Staff Letter notes $34 million of the overall fluctuation in trading gains, net was in the Commercial Hedging and CES segments, with the Company's calculation of the increase modestly higher at $35.4 million. The increase in trading gains, net in Commercial Hedging was primarily due to OTC revenues increasing 17% to $111.0 million in fiscal 2015, primarily driven by strong performance in agricultural commodities, in particular grains, coffee, dairy and sugar. Energy and renewable fuels OTC revenues increased modestly compared to the prior year. We included this information in the Commercial Hedging segment discussion, as well as summarily in the discussion of operating revenues in the Financial Overview.
The increase in trading gains, net in Clearing and Execution Services was primarily related to customer prime brokerage as a result of a 45% increase in foreign exchange volumes as a result of increased foreign currency market volatility. We included this information in the Clearing and Execution Services segment discussion, as well as summarily in the discussion of operating revenues in the Financial Overview.
The remaining fluctuation of $48.7 million in overall trading gains, net was in the Global Payments, Securities, and Physical Commodities segments as well in Corporate unallocated revenues. As discussed later in this response, in these segments as well as in Corporate unallocated we do not identify fluctuations in individual revenue lines as these businesses are not evaluated by executive management and the board of directors on this basis. The following discussion will explain the $48.7 million in fluctuation in trading gains, net which is not part of the Commercial Hedging and CES segments.
The $21.4 million increase in trading gains, net in Global Payments was driven by a 70% increase in the volume of payments made. There is no material revenue stream outside of trading gains, net in the Global Payments segment, and we included this information in our discussion of the fluctuation of operating revenues in the Global Payments segment discussion, as well as summarily in the discussion of operating revenues in the Financial Overview.
The $23.3 million increase in trading gains, net in Securities was primarily due to revenue increases from equity market-making, as favorable market conditions drove a 44% increase in the gross dollar volume traded, while the average revenue per $1,000 traded was flat with prior year, and from debt trading resulting from the acquisition of G.X. Clarke at the beginning of our fiscal second quarter of 2015. We included this information in our discussion of the fluctuation of operating revenues in the Securities segment discussion, as well as summarily in the discussion of operating revenues in the Financial Overview.
The $2.6 million decrease in trading gains, net in Physical Commodities was not considered material to our financial performance.
The $6.6 million increase in trading gains, net in Corporate unallocated was the result of an aggregation of impacts including the fluctuation of the value of interest rate swaps employed in our interest rate management strategy, the fluctuation of foreign currency remeasurement gains or losses on transactions in nonfunctional currencies and the fluctuation of the value of exchange firms' common stock. With the exception of the fluctuation in foreign currency remeasurement gains or loss on transactions in nonfunctional currencies, these items were included summarily in the discussion of operating revenues in the Financial Overview.

Within our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), we focus our discussion of revenues, and the year-over-year fluctuation of revenues, primarily at the operating revenues level, rather than on an individual revenue line caption level, due to the principal trading nature of a majority of our business segments. This is reflective of the format our management uses to evaluate the consolidated and comparative segment results and the basis on which key decisions are made. Operating revenues, which is a subtotal shown on the face of the consolidated income statements, is calculated by deducting physical commodities cost of sales from total revenues.
In our Financial Overview, we present a table containing summary financial information, beginning with the comparison of operating revenues year-over-year. We expand in narrative discussion about the changes in operating revenues, as this is typically the primary driver of changes in our consolidated financial performance. We believe that the fluctuation in operating revenues as a whole by segment is meaningful information, however we do not believe that additional discussion by revenue line caption provides more or better information, as many of the business activities are of a principal trading nature and their revenues are viewed by management in aggregate.
In our Segment Information, we discuss further the primary reasons for fluctuations in the performance of each segment, typically focusing on operating revenues and segment income. In segments where operating revenues are more diverse, most notably ones which contain both brokerage and principal trading activities, such as Commercial Hedging and Clearing and Execution Services, we add a further discussion of revenues to help the user of the financial information understand the impact of the different business activities.
In our Commercial Hedging segment we discuss exchange-traded revenue (clearing and execution of exchange-traded futures and options) which is included in "commission and clearing fees" in the consolidated income statements versus over-the-counter revenues (principal trading) which is included in "trading gains, net" because this additional discussion provides meaningful insight into the fluctuation of the operating revenues of the segment. Similarly, in our CES segment we separately discuss exchange-traded commission and clearing fee revenues (clearing and execution of exchange-traded futures and options) versus our foreign exchange prime brokerage activities (principal trading) which is in included in "trading gains, net". In both the Commercial Hedging and CES segments, the front office employee variable compensation, which is our second largest expense item, is calculated differently based up on the nature of the activities, whether engaged in agency or principal trading activities.
In our remaining segments, most notably Global Payments and Securities, where we believe operating revenues are not materially diverse and are primarily earned from the overall business activities of the segment, our discussion surrounds operating revenues as a whole, rather than individual revenue line caption changes. In each of these segments, front office employee compensation is calculated based upon the operating revenues of business segment taken as a whole, rather than by individual revenue line caption.
In our Global Payments segment, 98% of the operating revenues in fiscal 2015 and 2014 were included in the "trading gains, net" line caption, and accordingly the fluctuation in operating revenues of $21.7 million consisted primarily of the fluctuation in trading gains, net of $21.4 million. We believe our discussion of the Global Payments segment from the Form 10-K for the year ended September 30, 2015, repeated below, provides information to enable users to understand the impacts of this segment's performance on the revenues reported in the consolidated income statements.
Global Payments
We provide global payment solutions to banks and commercial businesses as well as charities and non-governmental organizations and government organizations. We offer payments services in more than 130 countries, which we believe is more than any other payments solution provider, and provide competitive and transparent pricing. Through our technology platform, full-service electronic execution capability and commitment to customer service, we believe we are able to provide simple and fast execution, ensuring delivery of funds in any of these countries quickly through our global network of correspondent banks. In this business, we primarily act as a principal in buying and selling foreign currencies on a spot basis. We derive revenue from the difference between the purchase and sale prices.
Operating revenues increased 39% to $77.1 million in fiscal 2015 compared to $55.4 million in fiscal 2014. The operating revenue growth was driven by a 70% increase in the volume of payments made. An increase in volumes from financial institutions resulted in a lower average size of payment made, producing an 18% decrease in the average revenue per trade.
In our Securities segment, 59% and 66% of the operating revenues in fiscal 2015 and 2014, respectively were included in the "trading gains, net" line caption and interest income added 18% and 4%, respectively. In our Securities segment, we discussed the operating revenues by product line rather than line caption due to the trading nature of the majority of the Securities business activities. Specifically in our debt trading component of our Securities segment, the level and fluctuation of operating revenues is deemed more useful information then the level and fluctuation of the individual revenue line captions because of the trading aspect of the business. We believe our discussion of the Securities segment and its components from the Form 10-K for the year ended September 30, 2015, repeated below, provides information to enable users to understand the impacts of this segment's performance on the revenues reported in the consolidated income statements.
Securities
We provide value-added solutions that facilitate cross-border trading. We believe our clients value our ability to manage complex transactions, including foreign exchange, utilizing our local understanding of market convention, liquidity and settlement protocols around the world. Our clients include U.S.-based regional and national broker-dealers and institutions investing or executing client transactions in international markets and foreign institutions seeking access to the U.S. securities markets. We are one of the leading market makers in foreign securities, including unlisted ADRs, GDRs and foreign ordinary shares. We make markets in over 1,600 ADRs, GDRs and foreign ordinary shares, of which over 1,300 trade in the OTC market. In addition, we will, on request, make prices in more than 10,000 unlisted foreign securities. We are a broker-dealer in Argentina where we are active in providing institutional executions in the local capital markets.
Following our acquisition of G.X. Clarke effective January 1, 2015, we act as an institutional dealer in fixed income securities, including U.S. Treasury, U.S. government agency and agency mortgage-backed securities to a client base including asset managers, commercial bank trust and investment departments, broker-dealers, and insurance companies. In addition, we provide a full range of corporate finance advisory services to our middle market clients, including capital market solutions and a wide array of advisory services across a broad spectrum of industries. Our advisory services span mergers and acquisitions, liability management, restructuring opinions and valuations. We also originate, structure and place a wide array of debt instruments in the international and domestic capital markets. These instruments include complex asset-backed securities (primarily in Argentina), unsecured bond and loan issues, negotiable notes and other trade-related debt instruments used in cross-border trade finance. On occasion, we may invest our own capital in debt instruments before selling them. We also actively trade in a variety of international debt instruments as well as operate an asset management business in which we earn fees, commissions and other revenues for management of third party assets and investment gains or losses on our investments in funds and proprietary accounts managed either by our investment managers or by independent investment managers.
Operating revenues increased 62% to $129.8 million in fiscal 2015 compared to $80.3 million in fiscal 2014.
Operating revenues from equity market-making increased 44%, to $57.7 million in fiscal 2015 compared to fiscal 2014, as favorable market conditions drove a 44% increase in the gross dollar volume traded, while the average revenue per $100 traded was flat with the prior year.
Operating revenues from debt trading increased 191% to $48.6 million in fiscal 2015 compared to fiscal 2014. The increase in operating revenues resulted from the acquisition of G.X. Clarke, adding an incremental $31.4 million in operating revenues. Investment banking operating revenues increased 1% in fiscal 2015 compared to fiscal 2014, while asset management revenues in fiscal 2015 were flat compared to fiscal 2014. Average assets under management were $572.1 million in fiscal 2015 compared to $530.9 million in fiscal 2014.
Financial Statements
Consolidated Income Statements, page 57

2.
Please tell us how you determined that the subtotal titles operating revenues and net operating revenues are an accurate description of the amounts presented. Cite all relevant accounting literature within your response.

Company Response:

Operating Revenues
We first reported Operating Revenues on our Form 10-Q for our fiscal first quarter of 2006 ended December 31, 2005. This was the first time we reported "sales of physical commodities" in our physical base metals business. The excerpt below is from the MD&A included in the Form 10-Q for the quarter ended December 31, 2005:
The Company’s total revenues for Q1 2006 include, for the first time, the gross sales of the Company’s physical base metals business, which provides physical delivery of base metals to customers. Certain features of this business make it ineligible for net reporting of its revenues under generally accepted accounting principles in the United States of America (“GAAP”). All the Company’s other businesses report their revenues on a net basis. Commodities inventory held for physical delivery and not readily convertible to cash is valued at the lower of cost or market value, unlike inventory positions in all the Company’s other businesses, in which inventory positions are marked to fair value. The risk of adverse price movements between the date of acquisition of physical commodities and delivery to the customer may be hedged through taking appropriate traded derivative positions. In the case of the physical lead trading business, the Company’s price risk mitigation does not qualify for hedge accounting under GAAP. As a result, the Company’s commodities trading earnings may be subject to increased volatility.
The total revenues as reported for Q1 2006 are not comparable with the total revenues reported for prior periods because they combine gross revenues for the physical base metals business and net revenues for all other businesses. The Company’s management views ‘Operating revenues’, shown on the face of the Condensed Consolidated Statements of Operations and calculated by deducting cost of sales from total revenues, as a more meaningful number for comparison with prior periods.
Subsequently, the Company began to act as a principal in the physical sale of precious metals in addition to the base metals activities described in the excerpt above. Given the underlying value of precious metals, this physical activity further exacerbated the difficulty in comparability of the business activities of the Company with both prior periods as well as between the various operating segments of the Company.
For these reasons, the executive management and board of directors have consistently evaluated the performance of each of its business segments as well as the Company as a whole on the basis of operating revenues. Operating revenues includes total revenues less the cost of sales of physical commodities as defined in Footnote #1 to our Form 10-K under the header "Cost of Revenue" as follows:
Cost of sales of physical commodities include finished commodity or raw material and processing costs along with operating costs relating to the receipt, storage and delivery of the physical commodities.
To demonstrate the Company's use of operating revenues versus total revenues in evaluating the overall performance of the Company it is useful to compare the performance of the Company in its two most recent fiscal years. The table below contains total revenues, operating revenues and segment income for the Company's fiscal years 2015 and 2014. Total revenues increased a modest 2%, or $659.2 million to $34,684.7 million in fiscal 2015 as compared to fiscal 2014. However, during this period of time, income from continuing operations, before tax ("pre-tax income") increased 200% or $52.1 million to $78.1 million. The Company believes this increase in pre-tax income is most clearly explained to the reader of the financial statements relative to the change in operating revenues, which increased 27%, or $133.4 million to $624.3 million in fiscal 2015 as compared to fiscal 2014.

	Total Revenues				Operating Revenues				Segment Income
	% of FY 2015 Total	FY 2015	FY 2014	Change	% of FY 2015 Total	FY 2015	FY 2014	Change	% of FY 2015 Total	FY 2015	FY 2014	Change
Commercial Hedging	0.8%	$262.4	$224.0	$38.4	42.6%	$262.4	$224.0	$38.4	45.5%	$85.6	$67.3	$18.3
Global Payments	0.2%	77.1	55.4	21.7	12.5%	77.1	55.4	21.7	23.0%	43.3	28.3	15.0
Securities	0.4%	129.8	80.3	49.5	21.1%	129.8	80.3	49.5	21.5%	40.5	21.0	19.5
Physical Commodities	98.3%	34,092.0	33,552.1	539.9	3.8%	23.1	20.6	2.5	3.1%	5.8	5.9	(0.1)
Clearing and Execution Services	0.4%	123.4	113.7	9.7	20.0%	123.4	113.7	9.7	6.9%	12.9	6.3	6.6
Total for segments	100%	$34,684.7	$34,025.5	$659.2	100.0%	$615.8	$494.0	$121.8	100.0%	$188.1	$128.8	$59.3

Reconciliation of segment results to consolidated income statement:

Total segment results from above		$34,684.7	$34,025.5	$659.2		$615.8	$494.0	$121.8		$188.1	$128.8	$59.3
Corporate unallocated		8.5	(3.1)	11.6		8.5	(3.1)	11.6		(110.0)	(102.8)	(7.2)
Total (1)		$34,693.2	$34,022.4	$670.8		$624.3	$490.9	$133.4		$78.1	$26.0	$52.1
			% Change	2%			% Change	27%			% Change	200%
(1) The totals in the Segment Income columns are the equivalent of income from continuing operations, before tax.
Furthermore, the Company believes it is more useful to evaluate the performance of its business segments on the basis of operating revenues versus total revenues, as demonstrated by reviewing its fiscal 2015 results. As noted in the table above, total revenues in the Company's Physical Commodities segment represented 98.3% of segmental total revenues in fiscal 2015, while each of its other segments represent less than 1% of segmental total revenues. The Company believes the magnitude of the gross revenues from sales of physical commodities dilutes the total revenue line item to such an extent that the measure is not as relevant to a reader in evaluating the Company's financial performance relative to the other lines of business. However, when evaluating total segment income, Physical Commodities segment income contributed only 3.1% of the total segment income in fiscal 2015, while the Commercial Hedging, Global Payments and Securities segments each contributed in excess of 20%, with Commercial Hedging contributed nearly 46% of the overall total segment income.
Net Operating Revenues
As a result of continued growth in the Company's CES segment, during fiscal 2013, the executive management and board of directors began to evaluate the performance of each of its business segments on the basis of net operating revenues as well as on operating revenues. The excerpt below is from the MD&A included in the Form 10-K for the year ended September 30, 2013, and provides a definition of net operating revenues:
Net operating revenues is one of the key measures used by management to assess the performance of our operating segments. Net operating revenue is calculated as operating revenue less transaction-based clearing expenses, introducing broker commissions and interest expense. Transaction-based clearing expenses represent variable expenses paid to executing brokers, exchanges, clearing organizations and banks in relation to our transactional volumes. Introducing broker commissions include commission paid to non-employee third parties that have introduced customers to us. Net operating revenues represent revenues available to pay variable compensation to risk management consultants and traders and direct non-variable expenses, as well as variable and non-variable expenses of operational and administrative employees.
In the Company's CES segment and to a lesser extent in all of its business segments, the Company incurs transaction-based clearing expenses, introducing broker commissions and interest expense which are incurred on behalf of its clients or incurred while acting as a principal in transacting with its clients. In our Commercial Hedging and CES segments, the reimbursement of transaction-based clearing fees from the Company's clients is included in both total and operating revenues. In addition, the gross commission revenue charged to clients which are introduced to us by our introduced brokers in these segments are included in both total and operating revenues. The majority of this gross commission is then paid to the introducing brokers and recorded as introducing broker commissions expense. In particular, in our CES segment, over the past five fiscal years, an average of 70% of the operating revenues of this segment have been paid out as transaction-based clearing expenses, introducing broker commission and interest expense.
To demonstrate the Company's use of net operating revenues versus operating revenues in evaluating the performance of each of its business segments it is useful to compare the performance of the Company in its two most recent fiscal years. The table below contains operating revenues, net operating revenues and segment income for the Company's fiscal years 2015 and 2014. As noted in the table below, operating revenues were $615.8 million in fiscal 2015 of which $123.4 million were contributed by the Company's CES segment, or 20%. However, of this $123.4 million in operating revenue, $85.1 million was paid out in the form of transaction-based clearing expenses, introducing broker commissions and interest expense, leaving $38.3 million in net operating revenues, which represented only 8.9% of total segmental net operating revenues.

	Operating Revenues		Net Operating Revenues		Segment Income
	% of FY 2015 Total	FY 2015	% of FY 2015 Total	FY 2015	% of FY 2015 Total	FY 2015
Commercial Hedging	42.6%	$262.4	49.8%	$214.7	45.5%	$85.6
Global Payments	12.5%	77.1	15.9%	68.5	23.0%	43.3
Securities	21.1%	129.8	20.5%	88.6	21.5%	40.5
Physical Commodities	3.8%	23.1	4.9%	21.2	3.1%	5.8
Clearing and Execution Services	20.0%	123.4	8.9%	38.3	6.9%	12.9
Total for Segments	100%	$615.8	100.0%	$431.3	100.0%	$188.1

Reconciliation of segment results to consolidated income statement:

Total Segment Results from above		$615.8		$431.3		$188.1
Corporate unallocated		8.5		0.5		—
Total (1)		$624.3		$431.8		$188.1

(1) The totals in the Segment Income columns are the equivalent of income from continuing operations, before tax.

On the basis of operating revenues, the CES segment (20%) appears to be the Company's third largest business segment, nearly on par with the second largest segment, Securities (21.1%). However, on the basis of both net operating revenue and segment income, it represents the Company's fourth largest segment, contributing 8.9% and 6.9% of net operating revenues and segment income, respectively. The executive management and board of directors believe that evaluation of the CES segment in relation to the other business segments on the basis of both total revenues and operating revenues distorts the comparative performance of the business segments given the significant percentage of gross revenues which is recognized in transaction-based clearing expenses, introducing broker commissions and interest expense and is not available to pay internal compensation and fixed expenses of the CES segment.
From an accounting standpoint, the Company respectfully submits that it followed the applicable accounting guidance as discussed below.
In accordance with U.S. GAAP, income statements are generally presented in a "one-step" or "two-step" format. In a "one-step" format, revenues and gains are grouped together, and expenses and losses are grouped together. These two grouped amounts are then shown as a net amount representing net income or loss. In a "two-step" format, subtotals are used to show decision-useful line items such as gross margin.
The Company's consolidated income statement is presented in the accepted "two-step" format where subtotals are used to show decision-useful line items including operating revenues and net operating revenues. The Company believes this presentation format is transparent and informative to the reader.
The Company's presentation complies with the guidance from Regulation S-X Official Text Article 5 Income Statements, as its consolidated income statement line items include separately: net sales of tangible products, revenues from services, other revenues, cost of tangible goods sold, cost of services, interest expense and compensation and other expense line captions that reflect expenses by nature, including the provision for doubtful accounts. Additionally, the presentation includes income or loss before income tax expense, income tax expense, income or loss from continuing operations, income or loss from discontinued operations, net income or loss and earnings per share data. The guidance from Regulation S-X Official Text Article 5 Income Statements is silent on the use of subtotals.
The Company sees a lot of diversity in practice regarding the use of subtotals and the corresponding line description in the presentation of income statements. In the absence of formal guidance or a single industry precedent, the Company's use of operating revenues and net operating revenues as subtotal lines in the consolidated income statement is partially based our interpretation of the remarks from the 2000 Twenty-Eighth Annual National Conference on Current SEC Developments made by Scott A. Taub on December 4, 2000, titled "Income Statement Captions, or "What's in a Name?", specifically the following excerpt:
"In summary, many investors put a significant amount of emphasis on the income statement, and attribute different meanings to different line items. Registrants should put themselves in the shoes of investors, and select a presentation that allows a meaningful analysis of the numbers, rather than one that leaves significant questions unanswered, and significant potential for misunderstanding."
The "operating revenues" subtotal is calculated by deducting the cost of sales of physical commodities from total revenues. The Company is a diversified global financing services firm, and we are often compared to other mid-size financial services firms, many of which however do not have sales of physical commodities activity. The Company believes the "operating revenues" subtotal is a transparent amount and provides a meaningful basis for comparison to other mid-size financial services firms.
The Company further presents "net operating revenues" as an additional subtotal which is calculated by deducting transaction-based clearing expenses, introducing broker commissions and interest expense from operating revenues. This presentation is an adaption of the customary practice of presenting a "net revenues" subtotal for financial service organizations that show revenues net of interest expense, due to the nature of the interest expense and its correlation to the revenues as prescribed in Regulation S-X Official Text, Article 9. Bank Holding Companies Income Statements.

Our interpretation includes transaction-based clearing expenses and introducing broker commissions along with interest expense being deducted from operating revenues to arrive at net operating revenues, based on the similar attributes of these costs in relation to revenues. As previously discussed above, this is the format that management uses to evaluate the Company's business. In addition, the Company has seen similar presentation from various registrants.
*        *        *
In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 410-7129.
Sincerely,

/s/ William J. Dunaway
William J. Dunaway, Chief Financial Officer